SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*


                              Helmstar Group. Inc.
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                    423480102
                                 (CUSIP Number)

      Barry W. Blank, PO Box 32056, Phoenix, Arizona 85064, (602) 870-0004
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 2, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing any information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

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CUSIP No.  4234-480-102                                        Page 2 of 5 Pages
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 1       NAME OF REPORTING PERSON
         Barry W. Blank
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                                  (b) [  ]
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 3       SEC USE ONLY

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 4       SOURCE OF FUNDS*
         PF
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 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                           [  ]

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 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
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                             7     SOLE VOTING POWER
         NUMBER OF                 359,800 shares of Common Stock
                            ----------------------------------------------------
          SHARES             8     SHARED VOTING POWER
       BENEFICIALLY                None
                            ----------------------------------------------------
         OWNED BY            9     SOLE DISPOSITIVE POWER
        REPORTING                  359,800 shares of Common Stock
                            ----------------------------------------------------
        PERSON WITH         10     SHARED DISPOSITIVE POWER
                                   None
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         359,800 shares of Common Stock
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.5% (this percentage includes the warrants owned by Mr. Blank)
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14       TYPE OF REPORTING PERSON*
         IN
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
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CUSIP No.  423-480-102                                         Page 3 of 5 Pages
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Item 1.  Security and Issuer.

The title and class of equity securities to which this statement relates are:

                  Common Stock, $0.10 par value.

The name, address and the principal executive offices of the issuer of such securities are:

                  Helmstar Group, Inc.
                  2 World Trade Center
                  Suite 2112
                  New York, New York 10048

Item 2.  Identity and Background.

       (a)        The name of the reporting person is Barry W. Blank.

       (b)        Mr. Blank's address is:

                  PO Box 32056
                  Phoenix, Arizona 85064

       (c)        Mr.  Blank  is a  registered  representative  employed  by  J.
                  Robbins Securities, LLC, a member of the National Association of Securities Dealers, Inc., 1345 Avenue of the Americas, 22nd Floor, New York, New York 10105.

       (d) During the last five years Mr. Blank has not been convicted in a criminal proceeding.

       (e) During the last five years Mr. Blank was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)        Mr. Blank is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Blank purchased an aggregate of 359,800 shares of the issuer's Common Stock for an aggregate price of $192,640.75, including commissions, as set forth in the following table:

         Date of             Number              Price
         Purchase          of Shares         Per Share(1)
         --------          ---------         ------------
         10/26/89             63,800           $  0.500
         11/8/89             142,000              0.375
         11/20/89             34,500              0.500
         9/2/97              119,500              0.750

(1)    These prices exclude commissions.

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CUSIP No.  423-480-102                                         Page 4 of 5 Pages
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The source of the funds for Mr. Blank's  purchases was personal  funds,  none of which is  represented  by funds or other  consideration  borrowed  or  otherwise
obtained  for  the  purpose  of  acquiring,   holding,  trading  or  voting  the
securities, or by a loan from a bank in the ordinary course of business.

Item 4.  Purpose of Transaction.

Mr. Blank acquired the subject securities for purposes of investment and future sale. Except as set forth below, he has no plans or proposals which relate to or would result in:

       (a) The acquisition by any person of additional securities of the issuer, or the disposition of such securities, except that he may acquire additional securities or dispose of securities of the issuer depending upon the then current business conditions of the issuer and the economy in general;

       (b)  An   extraordinary   corporate   transaction,   such  as  a  merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

       (d) Any change in the present board of directors and management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (e) Any material change in the present capitalization or dividend policy of the issuer;

       (f) Any material change in the issuer's business or corporate structure;

       (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

       (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934; or

       (j) Any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a) Mr. Blank owns 359,800 shares of the issuer's Common Stock which currently represent 6.5% of the outstanding shares of such Stock. This amount excludes any securities which may be owned by Mr. Blank's customers, in which he has no beneficial or other interest and over which he has no voting or dispositive power.

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CUSIP No.  423-480-102                                         Page 5 of 5 Pages
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                  (b) Mr.  Blank has the sole  power to vote,  direct  the vote, dispose and direct the disposition of all of the shares of Common Stock which he owns. He does not share with anyone the power to vote, direct the vote, dispose or direct the disposition of any other shares of Common Stock.

                  (c) No purchases or sales of the Common Stock have been made by Mr. Blank within the past 60 days except as set forth herein.

                  (d) No person other than Mr. Blank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 359,800 shares Common Stock which he owns.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Blank is not a party to contracts, agreements, understandings or relationships (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: September 17, 1997

/s/Barry W. Blank
-----------------
Barry W. Blank